SECRETARY’S CERTIFICATE

The undersigned, Vincent R. FitzPatrick III, being the Secretary of Mutual of America Variable Insurance Portfolios, Inc. (the “Corporation”), hereby certifies that the following is a true copy of resolutions adopted by the Board of Directors of the Corporation at a meeting held on February 24, 2022:

RESOLVED, that in view of the type and terms of the agreements providing for custody of the Corporation’s securities and similar investments, the value of the assets of the Corporation to which any person may have access, the nature of the securities in the Corporation’s portfolio, and the minimum bonding requirements of paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940, the Board hereby determines that the fidelity bond to be issued to this Corporation providing coverage of $750,000 be, and it hereby is, approved as to form, amount, type of coverage and premium; and

FURTHER RESOLVED, that the President and Vice Presidents, and each of them hereby is, authorized and directed to obtain and renew such fidelity bond coverage and to execute any documents relating thereto, and to increase such coverage, as required by Rule 17g-1, in the event that the Corporation’s assets exceed $500 million prior to the next annual renewal.

IN WITNESS WHEREOF, I have signed this Certificate and affixed the seal of the Corporation this 16th day of March, 2022.

/s/ Vincent R. FitzPatrick III
Vincent R. FitzPatrick III
Vice President, Associate General Counsel and Corporate Secretary

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